Exhibit 99.1

	Masterworks 377, LLC

	Gross Artwork Sale Proceeds	$450,000.00
(+)	Cash on Balance Sheet	$130.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$450,130.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(33,574.00)
=	Distributable Proceeds to Class A Shares	$416,456.00
(/)	Total Class A Shares Outstanding	14,108 *
=	Distributable Proceeds per Class A Share	29.52
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.476

	Offering period
	Cash Receipt Date	4/29/2026
(-)	Final Offering Close Date	10/12/2023
=	Days from final close to cash receipt	930
(/)	Days of year	365
=	IRR Period (in years)	2.55

	IRR Calculation
	MOIC	1.47596
	IRR Period (in years)	2.55
	IRR	16.5%

*Reflects 492 Class A shares issued in respect of administrative service fees and held by Masterworks Administrative Services, LLC at the time of the sale.